Management’s Discussion and Analysis

for the year ended December 31, 2013

Banro Corporation
Management’s discussion and analysis for the year ended December 31, 2013

The following management’s discussion and analysis ("MD&A"), which is dated as of March 29, 2014, provides a review of the activities, results of operations and financial condition of Banro Corporation (“Banro” or the "Company") as at and for the year ended December 31, 2013 in comparison with those as at and for the financial year ended December 31, 2012, as well as an outlook for the Company based on a defined strategy. This MD&A should be read in conjunction with the audited consolidated financial statements of the Company as at and for the years ended December 31, 2013 and December 31, 2012 (the “Annual Financial Statements”). All dollar amounts in this MD&A are expressed in thousands of dollars, and unless otherwise specified, in United States dollars (the Company’s financial statements are prepared in United States dollars). All share, share option and warrant amounts (except per share amounts) are presented in thousands. Additional information relating to the Company, including the Company's annual information form dated March 29, 2014, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

FORWARD-LOOKING STATEMENTS

The following MD&A contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding estimates and/or assumptions in respect of costs, cash flows, future gold production (including the timing thereof), Mineral Resource and Mineral Reserve estimates, potential mineralization, exploration results and future plans and objectives of the Company) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, uncertainty of estimates of capital and operating costs, production estimates and estimated economic return, the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company's projects, failure to establish estimated Mineral Resources or Mineral Reserves (the Company's Mineral Resource and Mineral Reserve figures are estimates and no assurances can be given that the indicated levels of gold will be produced), the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and equity markets, political developments in the Democratic Republic of the Congo (the "DRC"), uncertainties relating to the availability and costs of financing needed in the future, fluctuations in currency exchange rates, inflation, changes to regulations affecting the Company's activities, the uncertainties involved in interpreting drilling results and other geological data and the other risks disclosed under the heading “Risk Factors” and elsewhere in the Company’s annual information form dated March 29, 2014 filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

Banro Corporation
Management’s discussion and analysis for the year ended December 31, 2013 content

FORWARD-LOOKING STATEMENTS	2

CORE BUSINESS	4

OUTLOOK	8

TWANGIZA MINE	9

NAMOYA MINE DEVELOPMENT	12

EXPLORATION	13

(i) Twangiza Property	13

(ii) Namoya Project	14

(iii) Lugushwa Project	15

(iv) Kamituga Project	16

(v) Regional Exploration Projects	16

Selected Annual Information	17

Results of Operations	18

Summary of Quarterly Results	20

Liquidity and Capital Resources	22

Contractual Obligations	23

Related Party Transactions	23

Critical Accounting Estimates	24

Accounting Standards Issued but Not Yet Effective	27

Financial Instruments	28

Risks and Uncertainties	28

Outstanding Share Data	31

Disclosure Controls and Procedures	31

Internal Control Over Financial Reporting	31

NON-IFRS MEASURES	32

Banro Corporation
Management’s discussion and analysis for the year ended December 31, 2013

CORE BUSINESS

Banro is a Canadian gold mining company focused on production from the Twangiza oxide mine, which began commercial production September 1, 2012, and the commissioning of and production from its second gold mine at Namoya located approximately 200 kilometres south of the Twangiza gold mine. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC. The Company also undertakes exploration activities at its DRC properties with the objective of delineating additional oxide and free-milling mineral resources. As well, the Company’s DRC subsidiary, Banro Congo Mining SARL, holds title to 14 exploration permits covering ground located between and contiguous to the Company’s Twangiza, Kamituga and Lugushwa properties, covering an area of 2,638 square kilometers.

Led by a proven management team with extensive gold and African experience, the initial focus of the Company is on the mining of gold from oxide and free-milling material, which has a low capital intensity to develop but also attracts a lower technical and financial risk to the Company. All business activities are followed in a socially and environmentally responsible manner.

2013 SUMMARY

(i)Financial

The table below provides a summary of financial and operating results for the years ended December 31, 2013 and 2012 as well as the four quarters of 2013:

	2013	2012[1,2]	Q4 2013	Q4 2012	Q3 2013	Q2 2013	Q1 2013
Selected Financial Data
Revenues	111,808	42,631	27,022	33,939	27,133	24,484	33,169
Total mine operating expenses[3]	(91,739)	(30,196)	(23,661)	(22,206)	(23,912)	(21,951)	(22,215)
Gross earnings from operations	20,069	12,435	3,361	11,733	3,221	2,533	10,954
Net income/(loss)	1,630	(4,561)	2,086	5,874	(3,671)	(3,054)	6,269
Basic net earnings/(loss) per share ($/share)	0.01	(0.02)	0.01	0.03	(0.01)	(0.01)	0.03
Key Operating Statistics
Average gold price received ($/oz)	1,389	1,708	1,264	1,711	1,329	1,342	1,621
Gold sales (oz)	80,497	24,963	21,379	19,840	20,410	18,252	20,456
Gold production (oz)	82,591	25,185	22,858	19,750	20,784	19,347	19,602
All-in sustaining cost per ounce ($/oz)[4]	1,026	1,209	841	1,174	1,059	1,086	1,141
Cash cost per ounce ($/oz)[4]	801	879	760	840	821	789	840
Gold margin ($/oz)[4]	588	821	504	875	508	553	816
Financial Position
Cash and cash equivalents	4,452	27,049	4,452	27,049	14,827	43,182	17,293
Gold bullion inventory at market value[5]	6,281	5,064	6,281	5,064	4,962	4,521	3,240
Total assets	822,033	635,787	822,033	635,787	783,190	757,692	669,424
Long term debt	158,599	154,685	158,599	154,685	157,621	156,642	155,664

(1)	For the years ended December 31, 2013 and 2012.
(2)	The Company declared commercial production effective September 1, 2012. Full-year 2012 figures reflect only four months of production revenues and related mine operating expenses.
(3)	Includes depletion and depreciation.
(4)	All-in sustaining cost per ounce, cash cost per ounce and gold margin are non-IFRS measures. Refer to the non-IFRS measures section of this MD&A for additional information.

All-in sustaining cost per ounce, cash cost per ounce and gold margin for Q1 2013 have been restated on a production basis as compared to a sales basis in prior periods.

(5)	This represents 5,215 ounces of gold bullion inventory, with a cost of $4,201, shown at the December 31, 2013 closing market price of $1204.50 per ounce of gold.

•	Revenues for 2013 were $111,808, compared with revenue of $42,631 in 2012, which represents only four months of commercial production in 2012. Revenues of $68,112 generated prior to September 1, 2012 were considered pre-production and credited to mine under construction in 2012. Revenues during the fourth quarter of 2013 were $27,022 compared with revenue of $33,939 for the fourth quarter of 2012.

Banro Corporation
Management’s discussion and analysis for the year ended December 31, 2013

•	Mine operating expenses, including depletion and depreciation, for the year ended December 31, 2013 were $91,739 compared to $30,196 for the four months of commercial production in 2012. Production costs for the year ended December 31, 2013 were $66,187 compared to $22,139 in 2012, which represented four months of commercial production in 2012. Mine operating expenses, including depletion and depreciation, for the fourth quarter of 2013 were $23,661 compared to $22,206 for the same period in 2012. Production costs for the fourth quarter of 2013 were $17,379 compared to $16,587 in the fourth quarter of 2012.

•	Gross earnings from operations for the year ended December 31, 2013 were $20,069 (compared to $12,435 for the year ended December 31, 2012).

•	Cash costs for the year ended December 31, 2013 were $801 per ounce of gold (compared to $879 per ounce of gold for the four months of commercial production in 2012) and all-in cash costs were $1,026 (compared to $1,209 for the four months of commercial production in 2012).

(ii) Operational

•	The Twangiza and Namoya mines have an LTIFR (lost time injury frequency rate) which would equate to a 5-star safety rating per the standards of the National Occupational Safety Association (“NOSA”) of South Africa.

•	During the year ended December 31, 2013, the plant at the Twangiza Mine processed 1,023,981 tonnes of ore at an indicated head grade of 2.98 g/t Au and a recovery rate of 83.8% to produce 82,591 ounces of gold.

•	During the year, 80,497 ounces of gold were sold at an average gold price of $1,389 per ounce (compared to an average price of $1,708 per ounce obtained during 2012 commercial production) for total revenues of $111,808 (compared to total revenues of $42,631 during 2012, representing four months of commercial production).

(iii) Construction & Development

The following table summarizes the Company’s capital expenditures year-over-year:

Project	2013	change	2012
	($000's)	(%)	($000's)
Twangiza	26,413	(64)%	72,532
Namoya[1]	166,978	41%	118,304

(1) 2013 expenditure includes non-project costs comprising depreciation of $6,351, stock-based compensation of $982, and interest of $21,540, for a total of $28,873 non-project costs that were capitalized.

•	As of the date of this MD&A, the expansion of the Twangiza plant’s design capacity from 1.3Mpta to 1.7Mpta is practically complete with the remaining work to be done comprising the installation of the second elution circuit which is currently underway.
•	The Namoya plant construction stands at 98.45% and is expected to be completed by the end of April 2014 allowing for hot commissioning of the plant in Q2 2014.
•	At Namoya, since the start of 2014 approximately 130,000 tonnes of ore has been stacked on the leach pads for spraying of cyanide.

Banro Corporation
Management’s discussion and analysis for the year ended December 31, 2013

(iv) Exploration

The following table summarizes the Company’s Mineral Resources and Mineral Reserves estimates year-over-year:

Banro Corporation	December 31, 2013	change	December 31, 2012
	(Moz)	(%)	(Moz)
Total Proven and Probable Mineral Reserves	2.36	53%	1.54
Total Measured and Indicated Mineral Resources[1]	8.35	(18)%	10.18
Total Inferred Mineral Resources	5.32	(24)%	7.01

(1) Measured and Indicated Mineral Resources are inclusive of Proven and Probable Mineral Reserves.

•	During 2013, exploration was scaled down at the Company’s exploration projects to focus on mine construction at Namoya and expansion at Twangiza, however the Company conducted a review of its Mineral Reserves and Mineral Resources using updated gold prices of $1,200 per ounce of gold to determine reserves (December 31, 2012 - $1,500) and $1,600 per ounce of gold to determine resources (December 31, 2012 - $2,000).

•	The update to the Company’s Mineral Reserves resulted in a 53% increase in Mineral Reserves to 2.36Moz, mainly as a result of converting 73% (equivalent to 1.34Moz) of 1.83Moz Measured and Indicated Mineral Resources at Namoya into Mineral Reserves.

•	The Company’s total Mineral Resources are 8.35 Moz measured and indicated contained in 161.10 million tonnes at a grade of 1.61g/t Au. In 2012 Measured and Indicated Mineral Resources were 10.18Moz contained in 214.39 million tonnes at a grade of 1.48g/t Au.

•	The Company’s Inferred Mineral Resources are 5.32 Moz contained in 98.32 million tonnes at a grade of 1.68g/t Au as at December 31, 2013. In 2012 Inferred Mineral Resources were 7.01Moz contained in 156.32 million tonnes at a grade of 1.40g/t Au.

Details of Mineral Reserve and Mineral Resource estimates including tonnage and grades are presented on a project by project basis in the Exploration section of this MD&A. Additional information regarding the Company’s Mineral Reserves and Mineral Resources is also included in the Company’s press release dated March 27, 2014.

Banro Corporation
Management’s discussion and analysis for the year ended December 31, 2013

(v) Corporate development

•	In the first quarter of 2013, the Company established credit facilities for $30 million with two commercial banks in the DRC, Rawbank and Ecobank, each for $15 million, and at rates of 9% and 8.5% interest, respectively. The Rawbank facility (including accrued interest) was originally repayable in six equal installments, starting in October of 2013, but has since been renegotiated to be repayable in 10 equal monthly installments of $1.5 million commencing April 2014. The Ecobank facility was originally repayable in four equal quarterly payments commencing March 31, 2014, but has since been renegotiated to allow the first quarterly payment to commence at the end of May 2014, with the subsequent three quarterly payments occurring August 2014, November 2014, and February 2015.

•	In April 2013, the Company announced the closing of a short-form prospectus offering (the “Offering”) and concurrent private placement (the “Concurrent Offering”). The Offering consisted of 50,219 common shares of the Company priced at C$1.35 per share for gross aggregate proceeds of C$67,795 and 116 series A preference shares of the Company priced at $25.00 per share for gross aggregate proceeds of $2,900. The Concurrent Offering consisted of 1,200 preferred shares of a subsidiary of the Company (the “Subco Shares”) and 1,200 associated series B preference shares of the Company priced at $25.00 per Subco Share and series B preference share for gross aggregate proceeds of $30,000.

•	In July 2013, a further $3 million credit facility was received from Rawbank which bears interest at a rate of 10% and is repayable over 24 monthly installments which commenced September 2013.

•	The Company secured $20 million in additional funding for completion of the Namoya project and general operating expenses for early months of production at Namoya through two sources. A loan from Banque Commerciale du Congo (“BCDC”) amounting to $10 million is repayable commencing February 2014 in ten equal monthly installments of $1 million and a final installment of $384 with an annual interest rate of 8%. The remaining $10 million of loans were secured through the resource fund of Auramet Trading, LLC (the “Auramet loans”), the organization through which the Company sells gold produced from its Twangiza Mine. The Auramet loans are repayable in six monthly physical gold deliveries commencing July 2014 and ending December 2014, through the delivery of 1,558 ounces each month.

•	In October 2013, the Company also negotiated a gold prepayment arrangement which provides for prepayment by Auramet for gold sales to Auramet up to 30 days in advance of gold delivery. The amount of prepayment at any one time will not exceed $7.5 million. This gold prepayment arrangement ended in March 2014.

•	In February 2014, the Company completed a $40 million financing through a non-brokered private placement (the "Private Placement") involving the issuance of preferred shares of two of the Company's subsidiaries. The preferred shares issued under the Private Placement will pay an 8% cumulative preferential cash dividend, payable quarterly, and mature on June 1, 2017. At the option of the holders and at any time before the maturity date, the holders will be entitled to exchange their preferred shares into 55,525 common shares of the Company at a strike price of $0.7204 per common share

Banro Corporation
Management’s discussion and analysis for the year ended December 31, 2013

OUTLOOK

Banro Guidance	2014

Twangiza (oz), full year	100,000 to 110,000
Namoya (oz)[2], half year	50,000 to 60,000

Twangiza cash cost per ounce ($US/oz)[1]	650 to 750
Namoya cash cost per ounce ($US/oz)[1,2]	700 to 800

(1) Cash cost per ounce is a non-GAAP measure. Refer to the non-GAAP measures section of this MD&A for additional information.

(2) The production and cash cost above only takes into consideration Namoya in commercial production, i.e. H2 2014

In consideration of potentially depressed gold prices in the foreseeable future and the Company’s intent to replace and grow depleted ounces, the Company has developed several key objectives for 2014. These objectives are aimed at increasing gold production while containing costs, and increasing the Company’s Mineral Resources to potentially prolong the life of its mines thereby increasing shareholder value. These objectives include:

•	Completing the Namoya Mine construction by the end of April 2014 and commissioning during Q2 2014 and stabilizing production at 9,000 to 10,000 ounces per month during Q3 and Q4 of 2014
•	Continuing optimization of gold production by focusing on efficiencies for mine, plant, and human resources to secure consistent production of 9,000 to 10,000 ounces per month from the Twangiza and Namoya mines following commercial production at Namoya
•	Focusing exploration initiatives on growing and replacing Mineral Resources through near-mine delineation drilling at Namoya and Twangiza while undertaking limited, but focused regional exploration at Kamituga and Lugushwa.

The Company’s capital expenditure forecast for 2014 as compared to 2013 is set out below:

Project	2014	change	2013
	($000's)	(%)	($000's)
Twangiza Mine[1]	27,918	6%	26,413
Namoya Mine[1]	10,420	100%	-
Namoya Mine[2] - pre-commercial production	40,165	(76)%	166,978
Exploration	8,841	(60)%	22,007

(1) Comprises sustaining capital expenditures for the year.

(2) Comprises pre-commercial production operating expenses that will be capitalized per accounting rules.

•	Twangiza capital expenditures forecast for 2014 consist primarily of sustaining capital, including the continued construction of the Tailings Management Facility (“TMF”). Also included in sustaining capital are many elements of the mobile fleet at the Twangiza Mine which are reaching the end of their productivity cycle due to normal wear and tear and will require investment in rebuilds to maintain a condition that will support the mining plan for 2014 and beyond. The capital expenditures for Twangiza in 2013 consisted mainly of sustaining capital relating to the construction of the TMF as well as the plant expansion project.

•	Namoya capital expenditures for 2014 are comprised of expenses being capitalized for accounting reasons as described in the footnote in the table above as well as forecast expenses relating to sustaining capital. The Company will need to refurbish and/or replace elements of the old mining fleet that were purchased to facilitate the construction of the mine, purchase critical spares to provide operational security for the new plant, and continue the scheduled buildup of the walls of the TMF.

Banro Corporation
Management’s discussion and analysis for the year ended December 31, 2013

•	Exploration expenditures, which are capitalized under the accounting rules, are expected to decrease by 40% from 2013 planned expenditures while 2013 planned expenditures were 54% less than 2012.

TWANGIZA MINE

The Company’s objectives for the Twangiza Mine in 2013 were to increase throughput, recovery rates and gold production at Twangiza through its plant optimization and expansion project. Plant modifications, including a new crusher and mineral sizer as well as additional elution tanks, were planned to increase design throughputs to up to 1.7Mtpa, increasing gold production to the 8,000-10,000oz/month range by Q4 2013. Actual results for the year ended December 31, 2013 were approximately 1.0Mt of ore processed at the plant achieving an average recovery of 83.8% (as compared to approximately 82% during commercial production in 2012) to produce an average of 6,883oz/month (as compared to 6,296/oz month during the four months of commercial production in 2012). Although the annual throughput and average monthly production was less than expected, the Company did observe an increase in throughput (on an annualized basis), recovery rate, and monthly production during the fourth quarter of 2013 as the plant expansion project neared its completion.

TWANGIZA MINE	2013	Q4 2013	Q3 2013	Q2 2013	Q1 2013

Gold sales (oz)	80,497	21,379	20,410	18,252	20,456
Gold produced (oz)	82,591	22,858	20,784	19,347	19,602
Material mined (t)	4,115,657	902,416	1,168,875	1,070,462	973,904
Ore mined (t)[1]	1,758,972	366,625	494,535	405,283	492,529
Waste mined (t)	2,357,685	535,791	674,340	665,179	482,375
Strip ratio (t:t)[2]	1.35	1.46	1.36	1.64	0.98
Ore milled (t)[1]	1,023,981	282,831	266,320	235,730	239,100
Head grade (g/t)[3]	2.98	3.15	2.83	2.91	3.04
Recovery (%)	83.8	84.4	82.9	83.4	84.5
Cash cost per ounce ($US/oz)[4]	801	760	821	789	840

(1) The difference between ore mined and ore milled is, generally, the result of the stockpiling of lower grade ore.

(2) Strip ratio is calculated as waste mined divided by ore mined.

(3) Head grade refers to the indicated grade of ore milled.

(4) Cash cost per ounce is a non-IFRS measure. Refer to the non-IFRS measures section of this MD&A for additional information.

Cost per tonne material mined	2013[1]	Q4 2013	Q3 2013	Q2 2013	Q1 2013
	($US/t)	($US/t)	($US/t)	($US/t)	($US/t)
Mining Costs	3.7	5.6	3.4	2.9	3.0
Processing Costs	7.9	9.3	7.3	7.3	7.9
Overhead	4.5	4.3	3.9	4.1	6.0
Total cost per tonne material mined	16.1	19.3	14.6	14.3	16.9

(1) For the year ended December 31, 2013

Banro Corporation
Management’s discussion and analysis for the year ended December 31, 2013

Cost per tonne ore milled	2013[1]	Q4 2013	Q3 2013	Q2 2013	Q1 2013
	($US/t)	($US/t)	($US/t)	($US/t)	($US/t)
Mining Costs	14.7	18.0	14.9	13.0	12.2
Processing Costs	31.7	29.8	32.0	33.1	32.3
Overhead	18.2	13.7	17.2	18.6	24.4
Total cost per tonne ore milled	64.6	61.4	64.1	64.7	68.9

(1) For the year ended December 31, 2013

Cost per ounce produced	2013[1]	Q4 2013	Q3 2013	Q2 2013	Q1 2013
	($US/oz)	($US/t)	($US/oz)	($US/oz)	($US/oz)
Mining Costs	182	222	191	159	149
Processing Costs	393	369	410	403	394
Overhead	226	169	220	227	297
Total cash cost per ounce	801	760	821	789	840

(1) For the year ended December 31, 2013

Mining

A total of 4,115,657 tonnes of material (2012 - 3,014,926 tonnes) were mined during the year ended December 31, 2013. Total ore mined was 1,758,972 tonnes (2012 - 1,731,329 tonnes), which was within less than a 1% difference compared to management’s forecast for the year. Although the volume of ore mined was as expected, the higher strip ratio (1.35 compared to a forecasted strip of 0.34) was due to significantly greater waste material having been moved during the year. This was primarily the result of two contributing causes: the first contributor to the higher waste tonnage mined was the mining of some areas beneath and outside the grade control envelope originally modeled as ore were converted to marginal ore or waste after field observations; the second contributing factor was the mining of more waste outside of one particular pit wall in order to stabilize the wall itself. Similar to 2012, the higher strip ratio was also a function of adjustments to the mining plan in order to optimize grades delivered to the mill during periods of low throughput.

Processing & Engineering

For the year ended December 31, 2013, the plant at the Twangiza Mine processed 1,023,981 tonnes of ore (2012 - 974,399 tonnes or 75% of 1.3Mtpa design capacity) or 60% of the future expected annual design throughput of up to 1.7Mtpa design capacity resulting from the plant expansion. The Company experienced continued issues with regards to the front-end to the plant even after upgrading the mineral sizer (primary crusher). Throughput was negatively impacted during rainy periods and seriously impacted during heavy rains. Given the issues experienced with wet material on the front-end of the plant and the resulting significant adverse impact to overall throughput, the Company pursued an initiative to provide roofing above the ROM (Run-of-Mine) pad in late 2013 to be able to secure adequate dry stockpile material at any point in time. Recoveries during the year were at an average rate of 83.8% (2012 – 81.9%), showing an improvement from the prior year primarily as a result of the longer residence time of material with the installation of additional tank capacity as part of the plant upgrade. The lower than forecasted average monthly gold production for the year was primarily a result of the lower throughput for the year ended December 31, 2013.

Banro Corporation
Management’s discussion and analysis for the year ended December 31, 2013

Twangiza Plant Optimization and Expansion

As of the date of this MD&A, the plant optimization and expansion project was practically complete, with the exception of the second elution system and the second carbon kiln.

As part of the plant expansion project, the mineral sizer (primary crusher) and both secondary and tertiary crushers were replaced with larger and more robust units. These units were installed and operational during the second quarter of 2013 with the sizer being installed later in June 2013.

The new carbon regeneration kiln demonstrated continuous improvement of carbon activities and subsequent absorption while the two new air blowers on the existing carbon-in-leach (“CIL”) circuit have provided increased dissolved oxygen levels as expected.

The addition of the four new CIL tanks (which were installed during Q3 2013) followed by the refurbishment of the six original tanks is expected to bring recoveries to between 85% and 90% in 2014 at a design capacity of up to 1.7 Mtpa. The modification of the six original tanks was completed in Q4 2013.

The second complete (modular) elution system has been delivered and is currently on site being assembled. This will allow for two parallel streams of processing at the plant.

Sustaining Capital Activities

During the year ended December 31, 2013, and subsequently up to the date of this MD&A, the following progress was made in the key areas indicated below with respect to sustaining capital activities at the Twangiza Mine:

•	ROM Pad Roofing

Phase 1 of the ROM pad roofing has been completed, representing approximately 40% of the final roof area.

•	Tailings Management Facility

The bulk fill, sand drainage, clay seal and protective waste curtain were simultaneously extended beyond the design height of the two year wall to 2033.5mRL. Due to adverse weather elements, limited work was done during December through to March. Bulk filling at the five year wall has commenced and requires an additional 58mRL, equivalent to 1.5Mt of material, to reach its intended height.

Banro Corporation
Management’s discussion and analysis for the year ended December 31, 2013

NAMOYA MINE DEVELOPMENT

The Namoya project consists of one exploitation permit covering an area of 172 square kilometres and is located in the Maniema Province in the east of the DRC, approximately 225 kilometres southwest of the town of Bukavu. The Company is nearing the completion of an open pit hybrid CIL/heap leach gold mine at Namoya. The Company experienced some delays in the construction of the mine which lead to cost overruns for the project. Given the delays experienced in the completion of construction of the plant at the Namoya Mine a plan was implemented in Q3 2013 to initiate trial stacking of ore on the completed leach pads. This plan consisted of bypassing the main Namoya ROM pad and transporting material directly to two mobile crushers which directly fed (including cement additions) the grasshoppers placed on the heap leach pads for stacking of ore. Construction of the Namoya Mine is expected to be completed by the end of April 2014 with commercial production expected at the end of Q2 2014. As of the date of this MD&A, the Namoya Mine is 98.45% complete.

Key Achievements in 2013

•	Mining

Mining commenced at the Seketi and Mwendamboko pits during the third and fourth quarters, respectively, with activities focused on stockpiling of low, medium, and high grade ore as well as grade control drilling to support short- to medium-term mine planning.

•	Heap Leach and Solution Management

Installation of the high-density polyethylene (HDPE) lining of the heap leach pads was completed during the fourth quarter rendering all leach pads ready to receive the pad gravel (aggregate) drainage blanket and crushed ore. To date, approximately 17% of the leach pads have been covered by pad gravel, thus allowing for the stacking of crushed ore. The pregnant and barren solution ponds have been completed and are in use. The emergency and detox ponds are awaiting lining to be put in use. During the fourth quarter the first of two carbon-in-solution (CIS) columns and the pregnant feed solution line to the first CIS column were completed as part of the plan to produce gold while still completing construction of the remainder of the plant. While only one CIS Column is currently being utilized the second CIS column is being completed.

As part of the plan to produce gold prior to project completion, the stacking of crushed ore on the heap leach pads commenced in October 2013, and spraying of cyanide on the stacked ore commenced in December 2013. Recovery of gold onto activated carbon within the CIS commenced shortly thereafter. Gold on carbon was then stripped in the main CIL/gravity section of the plant’s carbon treatment facility (comprising of acid wash, elution, carbon regeneration, electrowinning, and the smelt house), which was completed in December 2013. This resulted in a symbolic first gold pour of 320 ounces at the end of December 2013 indicating that the end of the development project was near. Up to the date of this MD&A, the Company has continued to use mobile crushers and the processing scheme described above to produce gold while construction winds down. Since the start of 2014, approximately 130,000 tonnes of ore has been stacked on the leach pads for spraying of cyanide.

•	CIL, Gravity, and Other Plant Sections

The ROM wall and primary crusher were installed and completed in January 2014 while the scrubber, secondary and tertiary crushers, and screen circuit are awaiting structural mechanical piping for completion in March 2014. The assembly of conveyor systems is ongoing while all electrical systems (including substations and the main circuit control systems) are nearing completion.

•	Tailings Management Facility (“TMF”)

All major earthworks for the TMF have been completed and the HDPE lining of the raw water dam was also completed in 2013. The TMF will consist of an initial 620,000 cubic meters earthwall at a 12 metre height with a storage capacity of two years of tailings and is expected to be completed in April 2014.

•	Access Roads

The 420 kilometre main access road to Namoya from Uvira has been rehabilitated. Ten bridges have been upgraded, increasing the logistics capacity of freighting materials and equipment to the Namoya site. There is a road construction team that will be permanently in place to conduct general maintenance work on the roads to facilitate consistent delivery of goods to site via the existing access route.

Banro Corporation
Management’s discussion and analysis for the year ended December 31, 2013

•	Personnel

At peak construction there were approximately 2,074 employees, consisting of both construction and operational personnel. A recruiting initiative for personnel for the operating phase continued through to the end of the year. The Company intends to train personnel and develop appropriate systems in support of the operating phase of the Namoya mine. Demobilization of the construction and erection workforce commenced in December 2013. A crew has remained on site to focus on the completion of the project in April 2014 and will be required for cold and hot commissioning to help address any teething problems that may be experienced as production ramps up.

EXPLORATION

With Banro’s primary focus on the enhancements at the Twangiza plant and the development at Namoya, exploration programs were curtailed in 2013 with a shift in focus towards low-cost exploration activities at both mine sites and sufficient low cost activities at Kamituga and Lugushwa to maintain a presence on the properties.

(i) Twangiza Property

The Company’s Twangiza property consists of six exploitation permits covering an area of 1,156 square kilometres.

Exploration at Twangiza commenced in October 2005, and has included extensive geological mapping along the 3.5 kilometre long resource delineation of the north trending mining target, which hosts the two principal deposits of Twangiza Main and Twangiza North. The following table summarizes the changes in the Twangiza Mineral Resource and Mineral Reserve estimates from December 2012 to December 2013:

Twangiza	December 31, 2013	change	December 31, 2012
	(Moz)	(%)	(Moz)
Total Proven and Probable Mineral Reserves	1.03	(33)%	1.54
Total Measured and Indicated Mineral Resources[1]	5.79	(24)%	7.59
Total Inferred Mineral Resources	0.53	(39)%	0.87

(1) Measured and Indicated Mineral Resources are inclusive of Proven and Probable Mineral Reserves.

The current Mineral Resource estimates for Twangiza (as at December 31, 2013) are as follows:

Twangiza	Measured			Indicated			Inferred
	Tonnage (Mt)	Grade (g/t Au)	Ounces (Moz)	Tonnage (Mt)	Grade (g/t Au)	Ounces (Moz)	Tonnage (Mt)	Grade (g/t Au)	Ounces (Moz)
Oxide	6.56	2.62	0.55	9.00	1.89	0.55	1.27	1.35	0.06
Non-oxide	5.97	2.23	0.43	92.87	1.43	4.26	12.1	1.22	0.47
Total	12.53	2.44	0.98	101.87	1.47	4.81	13.37	1.23	0.53

(1) Measured and Indicated Mineral Resources are inclusive of Proven and Probable Mineral Reserves.

The current Mineral Reserve estimates for Twangiza (as at December 31, 2013) are as follows:

Twangiza	Tonnage (Mt)	Grade (g/t Au)	Ounces (Moz)
Proven	5.62	2.49	0.45
Probable	8.07	2.23	0.57
Total Proven and Probable	13.69	2.34	1.03

Banro Corporation
Management’s discussion and analysis for the year ended December 31, 2013

During 2013, exploration activities at Twangiza were focused on the Ntula-Mufwa corridor and prospects around Luntukulu. These activities involved auger drilling, geological mapping and an orientation stream sediments Bulk Leach Extractable Gold (“BLEG”) program. In the third quarter of the year, field camps in these areas were shut down to conserve resources and direct focus on the Twangiza plant expansion and optimization project and completion of the Namoya Mine. Since the reallocation of resources, the Ntula and Luntukulu areas have been kept on a care and maintenance basis.

The 2014 exploration program will focus on Mufwa, Ntula, Kabare and Luntukulu. BLEG stream sediments sampling, geological mapping and follow-up auger drilling and trenching will be undertaken at Mufwa. There will be a focus on delineating additional extensions of the broad low grade mineralization at Ntula during the latter part of the year. Similar to Mufwa, grassroots exploration work will be undertaken in the Kabare prospect involving BLEG sampling, geological mapping and target generation activities. In the Luntukulu prospect, geological mapping and follow-up drill targets generation will be undertaken using auger drilling and trenching work with the aim of generating significant shallow drill targets for potential testing during the last quarter of the year.

Additional information regarding Twangiza is included in the technical report dated March 9, 2011 (as revised on March 24, 2011) and entitled “Economic Assessment NI 43-101 Technical Report, Twangiza Phase 1 Gold Project, South Kivu Province, Democratic Republic of the Congo”. A copy of this report can be obtained from SEDAR at www.sedar.com and from EDGAR at www.sec.gov.

(ii) Namoya Property

The Company commenced exploration at Namoya in December 2004. Diamond drill holes have been completed together with extensive re-sampling of old mine adits along the 2.5 kilometre long, northwest trending mineralized zone which hosts the four main separate deposits of Mwendamboko, Muviringu, Kakula and Namoya Summit. Exploration is continuing to assess a number of other prospects, namely Kakula West, Seketi, Kangurube, Matongo and Filon B, all within two kilometres of the four main deposits, to further increase oxide ounces.

The following table summarizes the changes in the Namoya Mineral Resource and Mineral Reserve estimates from December 2012 to December 2013:

Namoya	December 31, 2013	change	December 31, 2012
	(Moz)	(%)	(Moz)
Total Proven and Probable Mineral Reserves	1.34	-	-
Total Measured and Indicated Mineral Resources[1]	1.83	(2)%	1.86
Total Inferred Mineral Resources	0.34	0%	0.34

(1) Measured and Indicated Mineral Resources are inclusive of Proven and Probable Mineral Reserves.

The current Mineral Reserve estimates for Namoya (as at December 31, 2013) are as follows:

Namoya	Tonnage (Mt)	Grade (g/t Au)	Ounces (Moz)
Proven	22.39	1.78	1.28
Probable	1.31	1.34	0.06
Total Proven and Probable	23.70	1.75	1.34

Banro Corporation
Management’s discussion and analysis for the year ended December 31, 2013

The current Mineral Resource estimates for Namoya (as at December 31, 2013) are as follows:

Namoya	Measured			Indicated			Inferred
	Tonnage (Mt)	Grade (g/t Au)	Ounces (Moz)	Tonnage (Mt)	Grade (g/t Au)	Ounces (Moz)	Tonnage (Mt)	Grade (g/t Au)	Ounces (Moz)
Oxide, transition and fresh	23.75	1.98	1.51	6.03	1.62	0.31	6.52	1.61	0.34

(1) Measured and Indicated Mineral Resources are inclusive of Proven and Probable Mineral Reserves.

As reported in the third quarter of 2013, encouraging results from an infill drilling program at Namoya were released (see Banro press release dated July 15, 2013). No regional exploration was conducted during the last two quarters of the year with the focus mainly being on supporting the Namoya Mine development through grade control drilling and water supply borehole drilling. The exploration activities during the first two quarters of 2013 centered on refining the Namoya geological and mineralization model in preparation of a full Mineral Resource update. The exploration team was also tasked with assisting the development team in drilling works related to the construction site investigations.

The 2014 exploration activities at the Namoya project are planned to include:

(a)	Undertake shallow brownfields resource drilling within the mine footprint at Namoya Summit, Kakula, Mwendamboko and Filon B to generate additional oxide resource for the Namoya plant.
(b)	Undertake low cost exploration activities at the NW – SE extensions of Matongo, Kangurube

Additional information with respect to Namoya is contained in the technical report dated January 24, 2012 and entitled “National Instrument 43-101 Independent Technical Report on the Namoya Gold Project, Maniema Province, Democratic Republic of the Congo”. A copy of this report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

(iii) Lugushwa Property

The Lugushwa project consists of three exploitation permits covering an area of 641 square kilometres and is located approximately 150 kilometres southwest of the town of Bukavu in South Kivu Province in the east of the DRC.

The following table summarizes the changes in the Lugushwa Mineral Resource estimates from December 2012 to December 2013:

Lugushwa	December 31, 2013	change	December 31, 2012
	(Moz)	(%)	(Moz)
Total Indicated Mineral Resources	0.73	0%	0.73
Total Inferred Mineral Resources	3.53	(28)%	4.88

The current Mineral Resource estimates for Lugushwa (as at December 31, 2013) are as follows:

Lugushwa	Measured			Indicated			Inferred
	Tonnage (Mt)	Grade (g/t Au)	Ounces (Moz)	Tonnage (Mt)	Grade (g/t Au)	Ounces (Moz)	Tonnage (Mt)	Grade (g/t Au)	Ounces (Moz)
Oxide	-	-	-	16.91	1.35	0.73	6.17	1.56	0.31
Non-oxide	-	-	-	-	-	-	65.01	1.54	3.22
Total			-	16.91	1.35	0.73	71.18	1.54	3.53

During 2013, exploration activities at the Lugushwa project involved an extension of soil geochemistry coverage of the Lugushwa grid, follow-up auger drilling in various prospects, trenching/channeling, alluvial/terrace pit sampling and surface/drainage geological mapping of selected areas. Prospects and areas where exploration activities were focused included G7-Mapale, Carriere A, Mpongo, Mulezi (west of Mpongo prospect) and Kamasani (south of Mpongo prospect), Minkumbu, G8-Kolo, Duru (East of Carriere A) and the alluvial terraces of Kakangala. In all, 7,253 auger samples (equivalent to 5,699.60 metres), 423 rock channel samples (representing 406.30 metres), 136 pit samples, 10 BLEG samples and 11 stream samples were collected for Au analysis.

Banro Corporation
Management’s discussion and analysis for the year ended December 31, 2013

The 2014 exploration activities at the Lugushwa project are planned to include:

(a) Regional exploration work including a stream sediments BLEG sampling program in the first half of 2014,

(b) Selective ground follow-up work in the Mulezi, Miasa-Kabonzo, and G7-Mapale prospects,

(c) Follow-up work on targets generated from the BLEG program in the second half of the year, and

(d) An in-house IP survey of 3 km square blocks selected at Mpongo, Kimbangu and G8-Kolo.

Additional details with respect to Lugushwa are contained in the technical report dated March 15, 2013 and entitled, “Independent National Instrument 43-101 Technical Report on the Lugushwa Gold Project, South Kivu Province, Democratic Republic of the Congo”. A copy of this report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

(iv) Kamituga Property

The Kamituga project consists of three exploitation permits covering an area of 643 square kilometres and is located approximately 100 kilometres southwest of the town of Bukavu in the South Kivu Province in the east of the DRC.

The following table summarizes the changes in the Kamituga Mineral Resource estimates from December 2012 to December 2013:

Kamituga	December 31, 2013	change	December 31, 2012
	(Moz)	(%)	(Moz)
Total Inferred Mineral Resources	0.92	0%	0.92

The current Mineral Resource estimates for Kamituga (as at December 31, 2013) are as follows:

Kamituga	Measured			Indicated			Inferred
	Tonnage (Mt)	Grade (g/t Au)	Ounces (Moz)	Tonnage (Mt)	Grade (g/t Au)	Ounces (Moz)	Tonnage (Mt)	Grade (g/t Au)	Ounces (Moz)
Oxide	-	-	-	-	-	-	4.14	2.40	0.32
Non-oxide	-	-	-	-	-	-	3.12	6.00	0.60
Total			-			-	7.26	3.94	0.92

During 2013, exploration work at Kamituga involved 4,307.8 metres of auger drilling and trenching and sampling at the Kibukila, Filon 20, Mobale, G15, and Kiloboze prospects to test near surface mineralization. A total of 22 BLEG and 61 rock samples were also collected for Au analysis. Gridding and soil sampling were also undertaken with the objective of extending the central Kamituga soil grid towards the northeast and southwest of the central grid.

2014 exploration activities at the Kamituga project are planned to include the following:

(a) Regional exploration work, including a stream sediment BLEG sampling program in the first half of 2014,

(b) Selective ground follow-up work at the Kibukila, G15 and Kobokobo prospects to enhance current interpretation and refine drill targets,

(c) Follow-up work on targets generated from the BLEG program in the second half of the year, and

(d) An in-house IP survey of a 2 square kilometer block at Kibikula to the north east of previous coverage.

Banro Corporation
Management’s discussion and analysis for the year ended December 31, 2013

(v) Regional Exploration Property

The Company's wholly-owned DRC subsidiary, Banro Congo Mining SARL, holds 14 exploration permits covering an aggregate of 2,638 square kilometres of ground located between and contiguous to the Company's Twangiza, Kamituga and Lugushwa properties and northwest of Namoya.

No ground exploration was undertaken during 2013 in respect of these 14 permit areas.

Using Banro’s magnetic and radiometric data that was obtained in 2007, SRK (UK) Consulting Ltd. carried out an integrated qualitative interpretation and target generation work in 2009 on all the permit areas. The report by SRK was qualitative and was based on the magnetic and radiometric data signatures on a large scale only. No quantitative interpretation was done. In 2012, Banro mandated Spectral Geophysics to carry out quantitative reinterpretation of the airborne data to generate additional targets. By applying various filters and transformations to the data one could detect very subtle structures associated with the mineralization.

The 2014 exploration activities at the regional exploration properties are planned to include undertaking a regional scale fine sediment sampling (BLEG) within the exploration permit areas to zone vast land areas into high and low priority areas for management decision making.

Qualified Persons

Daniel K. Bansah, the Company's Head of Projects and Operations and a "qualified person" as such term is defined in National Instrument 43-101, has approved the technical information in this MD&A.

Selected Annual Information

The Company is in the gold production, development, and exploration business, has commenced mining operations, and has generated revenues during both the commissioning phase (2012) and commercial production phase at the Twangiza Mine.

The following financial data is derived from the Company’s consolidated financial statements for each of the three most recently completed financial years. Fiscal years 2013, 2012, and 2011 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

	2013	2012	2011
	($000's)	($000's)	($000's)
Revenues	111,808	42,631	-
Net Income/(Loss)	1,630	(4,561)	(9,325)
Earning/(loss) per share, basic and diluted	0.01	(0.02)	(0.05)
Total assets	822,033	635,787	429,141
Total long-term debt	158,599	154,685	-
Dividends paid on preferred shares	2,277	-	-

For fiscal 2013, the Company had a net profit of $1,630. 2013 was the first full year of commercial production at the Twangiza Mine, which contributed $20,069 of gross earnings from operations toward the net profit as compared to the $12,435 of gross earnings from operations realized in 2012. However, the gross earnings were offset by higher general and administrative costs of $10,441 in 2013 as compared to $6,568 in 2012 primarily due to a settlement with the Company’s former CEO, as well as $2,277 of dividends paid in 2013 on preferred shares that did not exist in prior years.

For fiscal 2012, the Company entered into commercial production at its Twangiza Mine, resulting in the recognition of revenues from the sale of gold produced by the Company. The Company went from showing a net loss of $9,325 in 2011 to a net loss of $4,561 in 2012, mainly as a result of the revenue earned, offset by production costs and the depletion of previously capitalized exploration and development costs related to the Twangiza Mine. The total value of assets increased by approximately 48% as a result of the development of the Namoya and Twangiza mines.

Banro Corporation
Management’s discussion and analysis for the year ended December 31, 2013

For fiscal 2011, the Company’s net loss increased by approximately 213% compared to the net loss reported for fiscal 2010. The Company’s net loss for fiscal 2011 was significantly impacted by the reduction in foreign exchange gain from $7,438 in fiscal 2010 to $654 in fiscal 2011. Mine under construction expenses increased by 89% from fiscal 2010 to fiscal 2011 as a result of the significant progress made on the construction of the Twangiza Mine, which resulted in a 27% increase of total assets from 2010 to 2011.

Results of Operations

The Company’s operations in fiscal 2013 showed a net profit of $1,630, or $0.01 per share, compared to a net loss of $4,561, or $0.02 per share, incurred in fiscal 2012. During fiscal 2013, significant changes in operating revenue and expenses occurred in the categories described below as compared to fiscal 2012:

Production revenue

Revenue	2013	change	2012
	($000's)	(%)	($000's)
Pre-production	-	(100)%	68,112
Commercial Production	111,808	162%	42,631	[1]
	111,808	1%	110,743

(1) Consists of four months of revenue for commercial production beginning on September 1, 2012.

Upon declaring commercial production at its Twangiza Mine, effective September 1, 2012, the Company commenced recognizing production revenue from its mine operations, which totaled $42,631 for the four months ended December 31, 2012. As such, fiscal 2013 was the first full year of commercial production which provided revenues totaling $111,808 for the year.

Production costs

As per the description above, the comparative figures for the year ended December 31, 2012 represent only the four months of commercial production commencing September 1, 2012. The table below presents production costs for the year ended December 31, 2013 and 2012 (comprising four months of commercial production), respectively, as well as each of the four quarters of 2013:

Production Costs	2013	2012	Q4 2013	Q4 2012	Q3 2013	Q2 2013	Q1 2013
	($000's)	($000's)	($000's)	($000's)	($000's)	($000's)	($000's)
Raw materials and consumables	33,112	10,744	9,807	8,022	8,404	7,562	7,339
Salaries	14,669	4,516	3,235	3,451	3,361	3,983	4,090
Contractors	12,276	3,398	4,448	2,394	2,782	2,691	2,355
Other	6,130	3,481	(111)	2,720	2,521	1,029	2,691
	66,187	22,139	17,379	16,587	17,068	15,265	16,475

The increase in materials costs is due to the higher consumption of fuel for mining and processing activities. Contractors expenditures increased in Q4 2013 compared to previous quarters as the amount of equipment hire costs allocated to the TMF was limited during Q4 2013 (as weather conditions limited construction work on the TMF). Other costs primarily comprise of ore stockpile and gold inventory adjustments for the periods reported.

Banro Corporation
Management’s discussion and analysis for the year ended December 31, 2013

General and administrative expenses

General & Administrative expenses	2013	change	2012
	($000's)	(%)	($000's)
Salaries and employee benefits	6,182	148%	2,491
Consulting, management, and professional fees	1,193	14%	1,043
Office and sundry	982	(9)%	1,082
Depreciation	51	16%	44
Other	2,033	7%	1,908
	10,441	59%	6,568

General and administrative expenses increased to $10,441 for the year ended December 31, 2013 compared to $6,568 incurred during fiscal 2012. Details of changes in the general and administrative expenses category are as follows:

Salaries and employee benefits

Employee benefits increased to $6,182 during fiscal 2013 from $2,491 incurred during fiscal 2012, mainly as a result of the settlement reached with the Company’s former CEO in connection with his departure from the Company (see “Related Party Transactions” below).

Consulting, management, and professional fees

Consulting, management, and professional fees include mainly legal and auditing fees, which increased to $1,193 during fiscal 2013 from $1,043 incurred during fiscal 2012.

Other expenses

Other general and administrative expenses include travel and promotion expenses as well as contributions to the Banro Foundation.

Share-based payment expenses

The fair value of employee share-based compensation recorded during the year ended December 31, 2013 decreased to $2,642 from $7,929 recorded during fiscal 2012. This was due to there being minimal stock options granted and vested during 2013 as compared to stock options being issued to employees, directors and officers of the Company during the year ended December 31, 2012.

Transaction costs

Transaction costs of $2,360 were incurred during the year ended December 31, 2013 specifically relating to the Company’s issuance of preference shares in April 2013.

Interest and bank expenses

Interest and bank expenses incurred during fiscal 2013 increased to $5,459 from $2,306 during 2012 primarily as a result of the interest on the Company’s long-term debt being accrued over a full year as compared to ten months during 2012. This expense also includes interest on the Company’s bank loans which were drawn down during 2013.

Banro Corporation
Management’s discussion and analysis for the year ended December 31, 2013

Exploration and Development Project Expenditures

Exploration and evaluation expenditures

During the year ended December 31, 2013, the Company incurred exploration and evaluation expenditures of $22,007 (2012 - $34,192) capitalized as exploration and evaluation assets in the Company’s consolidated statement of financial position. The allocation of such exploration and evaluation expenditures by project was as follows:

Exploration and evaluation expenditures	2013	change	2012
	($000's)	(%)	($000's)
Twangiza project	5,916	(8)%	6,413
Namoya project	5,030	(50)%	10,021
Lugushwa project	5,422	(39)%	8,834
Kamituga project	5,531	(37)%	8,825
Banro Congo Mining SARL	108	9%	99
	22,007	(36)%	34,192

There was, generally, a significant reduction to the budgeted expenditures for exploration activities for fiscal 2013 as compared to fiscal 2012, and this is evidenced through the reduced expenditures year-over-year.

Mine development expenditures

During fiscal 2013, the Company incurred development expenditures of $166,978 as compared with development expenditures of $190,836 in 2012 with respect to the construction of the Company’s Twangiza Mine and the development of the Namoya Mine, which are capitalized in the consolidated statement of financial position as mine under construction assets. Of the $190,836 in 2012, $72,532 were relating to capitalized pre-production expenses at the Twangiza Mine and $118,304 related to the development of the Namoya Mine. The allocation of such expenditures was as follows:

Mine Development Expenditures	2013	2012
	Namoya	Total[1]
	($000's)	($000's)
Mine development expenditures	166,978	190,836
Pre-production commercial revenue	-	(68,112)
Net expenditures	166,978	122,724

(2) Includes expenditures on Twangiza and Namoya.

Summary of Quarterly Results

The following table sets out certain unaudited interim consolidated financial information of the Company for each of the quarters of fiscal 2013 and 2012. This financial information has been prepared using accounting policies consistent with International Accounting Standard (“IAS”) 34 Interim Financial Reporting issued by IASB.

Banro Corporation
Management’s discussion and analysis for the year ended December 31, 2013

	Q4 2013	Q3 2013	Q2 2013	Q1 2013	Q4 2012	Q3 2012	Q2 2012	Q1 2012

Revenues	27,022	27,133	24,484	33,169	33,939	8,692	-	-
Gross earnings from operations	3,361	3,221	2,533	10,954	11,733	702	-	-
Net income/(loss)	2,086	(3,671)	(3,054)	6,269	5,874	(2,794)	(4,171)	(3,470)
Earnings/(loss) per share, basic ($/share)	0.01	(0.01)	(0.01)	0.03	0.03	(0.01)	(0.02)	(0.02)
Earnings/(loss) per share, diluted ($/share)	0.01	(0.01)	(0.01)	0.03	0.03	(0.01)	(0.02)	(0.02)

The Company recorded revenues of $27,022 for the three month period ended December 31, 2013 and net income of $2,086. Revenue and gross earnings from operations for the three months ended December 31, 2013 remained consistent with revenues and gross earnings from operations incurred during the three-month period ended September 30, 2013 even though the gold price declined during the fourth quarter as the Company sold more ounces of gold during the fourth quarter. The net profit recognized in the fourth quarter was driven by a gain on a change in the fair value of preferred shares as compared to the third quarter of 2013.

The Company recorded revenues of $27,133 for the three month period ended September 30, 2013, compared to $24,484 for the second quarter of 2013. The increase in revenue was primarily a result of greater ounces sold as compared to the prior quarter. The net loss for the third quarter of 2013 was driven by a $3,248 loss on change in fair value of the Company’s issued preference shares during the third quarter. Further adding to the net loss recorded in the third quarter was the higher mining-related costs, including fuel and replacement parts, from the Twangiza mine as compared to prior quarters.

The Company recorded revenues of $24,484 for the three month period ended June 30, 2013, compared to $33,169 for the first quarter of 2013. The lower revenues were primarily a result of the 17% decline in the average spot gold price received for gold sold during the period as well as 11% less gold sold during the period as compared to the first quarter of 2013. The settlement with the Company’s former CEO (see “Related Party Transactions” below) reduced the Company’s gross earnings from mining operations to a net loss for the quarter.

During the first quarter of 2013, the Company recorded revenue of $33,169, which was lower than the fourth quarter of 2012 as the price of gold had decreased during the quarter, however net income increased as the Company reduced costs.

During the fourth quarter of 2012, the Company recorded revenue of $33,939 compared to revenue of $8,692 in the third quarter of 2012, as the fourth quarter included three months of commercial production revenue whereas the third quarter only included one month of commercial production revenue. The Company recorded earnings from mining operations of $11,733 from the Twangiza Mine during the fourth quarter of 2012, compared to $702 of earnings from mining operations during the third quarter of 2012. However, the Company commenced the depletion and depreciation of previously capitalized exploration and development expenses, which was $4,590 in the fourth quarter, reducing net profit to $5,874 in the fourth quarter of 2012.

The Company’s net loss of $2,794 incurred during the third quarter of 2012 was lower than the net loss of $4,171 recorded during the second quarter of 2012 primarily as result of earnings from mining operations of $702 realized following the Company’s declaration of commercial production in September 2012 and foreign exchange gains of $254. In addition, the net loss recorded during the third quarter of 2012 was impacted by higher share-based compensation expense of $2,004 compared to $1,794 recorded during the previous quarter.

The Company recorded a loss of $4,171 for the three month period ended June 30, 2012, which was higher than the loss recorded for the first quarter of 2012 of $3,470 primarily due to higher interest of $533 in relation to the long-term debt as compared to the first quarter ($178).

Banro Corporation
Management’s discussion and analysis for the year ended December 31, 2013

Liquidity and Capital Resources

As at December 31, 2013, the Company had cash and cash equivalents of $4,452 compared to cash and cash equivalents of $27,049 as at December 31, 2012. The Company completed several financings during 2013, in the amount of approximately $162.3 million, which significantly improved the Company’s liquidity position at various times throughout the year. However, the persistent decline of the spot price of gold during the year adversely affected the Company’s net cash flow expected from the Twangiza Mine to fund its operations. Consequently, this reduced the Company’s ability to generate excess cash to fund and complete the construction of the Namoya Mine. As a result of the minimal internal funding available as at December 31, 2013, and the Company’s need to continue to fund operations until production from Namoya had reached its intended levels in mid-2014, it was necessary to carry out a further financing of $40 million in February 2014.

During the year ended December 31, 2013, the establishment of loan facilities for $40 million was completed with three commercial banks in the DRC, Rawbank, Ecobank, and BCDC, $15 million, $15 million and $10 million, respectively, and at rates of 9%, 8.5%, and 8% interest, respectively.  The Rawbank facility has been renegotiated to be repayable in ten equal monthly installments starting in April 2014 while the Ecobank facility has been renegotiated to be repayable in four equal quarterly payments from May 31, 2014. The BCDC loan is repayable in ten equal monthly installments of $1 million, which commenced in February 2014, and a final installment of $384. See also the disclosure above under “Corporate Development” for information with respect to the $100 million financing completed by the Company in April 2013. An additional $3 million loan facility was received from Rawbank in July 2013 which bears interest at a rate of 10% per annum and is repayable in 24 monthly installments which commenced September 2013. The Company secured an additional $10 million in facilities through the resource fund of Auramet Trading, LLC, the organization through which the Company sells gold produced from its Twangiza mine. These loans are repayable in six monthly physical gold deliveries commencing July 2014 and ending December 2014, with the number of ounces to be delivered to be 1,558 ounces per month. The Company also negotiated a gold prepayment arrangement which provides for prepayment by Auramet for gold sales to Auramet up to 30 days in advance of gold delivery. The amount of prepayment at any one time could not exceed $7.5 million. This gold prepayment arrangement was extended by one month and expired in March 2014.

During the year ended December 31, 2013, the Company spent $21,668 in cash for exploration and evaluation expenditures (of which approximately half was for support services in the DRC) and $126,583 in cash for the development of the Namoya Mine (compared to $31,481 spent on exploration and evaluation expenditures and $144,179 spent on the development of the Twangiza and Namoya mines during the year ended December 31, 2012, offset by $68,112 of pre-production revenue). In addition, during the year ended December 31, 2013, the Company spent $34,082 on capital assets (compared to $32,081 spent during the corresponding period in 2012) to carry on its projects in the DRC.

In February 2014, the Company completed a $40,000 financing through a non-brokered private placement (the "Private Placement") involving the issuance of preferred shares of two of the Company's subsidiaries. The preferred shares issued under the Private Placement will pay an 8% cumulative preferential cash dividend, payable quarterly, and mature on June 1, 2017. At the option of the holders and at any time before the maturity date, the holders will be entitled to exchange their preferred shares into 55,525 common shares of the Company at a strike price of $0.7204 per common share.

Based on the revenues expected to be generated from the Company’s Twangiza and Namoya Mines, together with the Company’s existing arrangements and cash on hand, the Company expects to have access to sufficient funds to carry out its proposed 2014 operating and capital budgets. If at any time during the year it becomes apparent that there may be a strain on the Company’s cash flows, the Company may elect to defer non-essential capital expenditures to a future year.

As a result of restrictive covenants in the Indenture under which the Company’s outstanding Notes were issued, the Company’s ability to incur additional debt is currently limited to less than $7 million. Should the Company experience further production shortfalls at Twangiza, delays in ramp up at Namoya, equipment breakdowns, or delays in completion schedules, or should the price of gold decrease further, the Company may need to further examine funding options. To protect the Company from the inherent risk of a declining gold price on the Company’s expected cash flows the Company entered into a two-month forward sale program to sell a total of 10,000 ounces of gold at higher-than-current gold prices (weighted average sale price of $1,342 per ounce) and has purchased 54,000 put options with a strike price of $1,200 with monthly expiries for the six months commencing March 2014, and ending in August 2014.

Banro Corporation
Management’s discussion and analysis for the year ended December 31, 2013

In the Company’s prospectus dated April 15, 2013, the Company provided a listing of the expected use of proceeds from its April 2013 financing. The table below provides a comparison of the Company’s actual disbursement of said funds as at December 31, 2013 as compared to the proposed use of proceeds presented in the Company’s April 15, 2013 prospectus:

Use of Proceeds	Actual	Prospectus
	($000's)	($000's)
Development costs of Namoya project	77,191	76,000
Administrative and general expenses	22,809	24,000
	100,000	100,000

Contractual Obligations

The Company’s contractual obligations as of December 31, 2013 are described in the following table:

Contractual Obligations	Payments due by period
	Total	Less than one year	One to three years	Four to five years
	($000's)	($000's)	($000's)	($000's)
Operating leases	491	280	211	-
Bank loans	42,500	29,250	13,250	-
Long-term debt	175,000	-	175,000	-
Interest on long-term debt	55,417	17,500	37,917	-

Related Party Transactions

The Company’s related parties include key management. Key management includes directors (executive and non-executive), the Chief Executive Officer (“CEO”), the Chief Financial Officer, and the Vice Presidents reporting directly to the CEO. The remuneration of the key management of the Company as defined above, during the years ended December 31, 2013 and 2012 was as follows:

	December 31, 2013	December 31, 2012
	($000's)	($000's)
Short-term employee benefits	3,890	6,263
Other benefits	76	108
Employee retention allowance	204	242
Share-based payments	548	9,042
Settlement	2,498	-
	7,216	15,655

During the year ended December 31 2013, directors fees of $273 (year ended December 31, 2012 - $271) were paid to non-executive directors of the Company.

Other long-term employee benefits of $2,498, comprises the remainder owing of the $3,600 settlement amount agreed upon with the Company’s former CEO relating to his departure, and as at January 1, 2014 is payable over 29 monthly installments of $86. The Company also issued 500 share appreciation rights to the former CEO as part of the settlement exercisable at a price of Cdn$2.30 and which expire in June 2015.

Banro Corporation
Management’s discussion and analysis for the year ended December 31, 2013

During the year ended December 31, 2013, legal fees of $1,376 (year ended December 31, 2012 - $812), incurred in connection with the Company’s common share and preference share financings and other financings as well as general corporate matters, were paid to a law firm of which one partner is a director of the Company. As at December 31, 2013, the balance of $575 (December 31, 2012 - $66) owing to this legal firm was included in due to related parties in the consolidated statements of financial position.

During the year ended December 31, 2013, the Company incurred common expenses of $197 (year ended December 31, 2012 - $385) in the DRC together with Loncor Resources Inc. (“Loncor”), a corporation with common directors. As at December 31, 2013, an amount of $60 (December 31, 2012 – $94) owing to Loncor was included in due to related parties in the consolidated statements of financial position.

During the year ended December 31, 2013, the Company incurred common expenses of $129 (year ended December 31, 2012 - $395) with Gentor Resources Inc. (“Gentor”), a corporation with common directors. As at December 31, 2013, an amount of $63 (December 31, 2012 - $3) owing from Gentor was included in due from related parties in the consolidated statements of financial position.

During the year ended December 31, 2013, $11 was repaid by Delrand Resources Limited (“Delrand”) with respect to the Company’s share of common expenses in the DRC. As at December 31, 2013, an amount of $5 (December 31, 2012 - $nil) was due from Delrand. Amounts due from Delrand are included in Investment in Associate.

	December 31, 2013	December 31, 2012
	($000's)	($000's)
Due from related parties	63	97
Due to related party	635	66

These transactions are in the normal course of operations and are measured at the exchange amount.

Critical Accounting Estimates

The preparation of the annual consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the Annual Financial Statements included the following:

Provision for closure and reclamation

The Company’s operation is subject to environmental regulations in the DRC. Upon establishment of commercial viability of a site, the Company estimates the cost to restore the site following the completion of commercial activities and depletion of reserves. These future obligations are estimated by taking into consideration closure plans, known environmental impacts, and internal and external studies, which estimate the activities and costs that will be carried out to meet the decommissioning and environmental rehabilitation obligations. The Company records a liability and a corresponding asset for the present value of the estimated costs of legal and constructive obligations for future mine rehabilitation.  During the mine rehabilitation process, there will be a probable outflow of resources required to settle the obligation and a reliable estimate can be made of those obligations. The present value is determined based on current market assessments using the risk-free rate of borrowing which is approximated by the yield of government bonds with a maturity similar to that of the mine life. The discounted liability is adjusted at the end of each period with the passage of time. The provision represents management’s best estimate of the present value of the future mine rehabilitation costs, which may not be incurred for several years or decades, and, as such, actual expenditures may vary from the amount currently estimated. The decommissioning and environmental rehabilitation cost estimates could change due to amendments in laws and regulations in the DRC. Additionally, actual estimated costs may differ from those projected as a result of an increase over time of actual remediation costs, a change in the timing for utilization of reserves and the potential for increasingly stringent environmental regulatory requirements.

Banro Corporation
Management’s discussion and analysis for the year ended December 31, 2013

Impairment

Assets, including property, plant and equipment, exploration and evaluation and mine under construction, are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts exceed their recoverable amounts, which is the higher of fair value less cost to sell and value in use. The assessment of the recoverable amounts often requires estimates and assumptions such as discount rates, exchange rates, commodity prices, rehabilitation and restoration costs, future capital requirements and future operating performance. Changes in such estimates could impact recoverable values of these assets. Estimates are reviewed regularly by management.

Mineral reserves and resource estimates

Mineral reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mineral properties. The Company estimates its Mineral Reserves and Mineral Resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body. This exercise requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact upon the carrying value of exploration and evaluation assets, property, plant and equipment, recognition of deferred tax assets, and expenses.

Share-based payment transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price based on the historic share price movement, the term of the stock option, the expected life based on past experience, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate as per the Bank of Canada for the term of the stock option.

The model inputs for stock options granted during the years ended December 31, 2013 and December 31, 2012 included:

	2013	2012

Risk free interest rate	1.21%	0.98% - 1.91%
Expected life	3 years	3 years
Annualized volatility	70.78% - 72.25%	58.77% - 73.46%
Dividend yield	0.00%	0.00%
Forfeiture rate	2.00%	2.00%
Grant date fair value	$0.24 - $0.44	$1.24 - $2.32

Depreciation of mining assets

The Company applies the units of production method for amortization of its mine assets in commercial production based on resource ore tons mined. These calculations require the use of estimates and assumptions. Significant judgment is required in assessing the available reserves, resources and the production capacity of the plants to be amortized under this method. Factors that are considered in determining reserves, resources and production capacity are the economic feasibility of the reserves, expected life of the project and proven and probable Mineral Reserves, the complexity of metallurgy, markets and future developments. Estimates of proven and probable reserves are prepared by experts in extraction, geology and reserve determination. When these factors change or become known in the future, such differences will impact pre-tax profit and carrying value of assets. Componentization is not used in the depreciation of mining assets.

Banro Corporation
Management’s discussion and analysis for the year ended December 31, 2013

Depreciation of property, plant and equipment

Each property, plant and equipment life, which is assessed annually, is assessed for both its physical life limitations and the economic recoverable reserves of the property at which the asset is located. For those assets depreciated on a straight-line basis, management estimates the useful life of the assets. These assessments require the use of estimates and assumptions including market conditions at the end of the asset’s useful life. Asset useful lives and residual values are re-evaluated annually. The nature of the property, plant and equipment did not require componentization.

Commercial production

Prior to reaching pre-determined levels of operating capacity intended by management, costs incurred are capitalized as part of mines under construction and proceeds from sales are offset against capitalized costs. Depletion of capitalized costs for mining properties begins when pre-determined levels of operating capacity intended by management have been reached. Management considers several factors in determining when a mining property has reached levels of operating capacity intended by management, including:

•	when the mine is substantially complete and ready for its intended use
•	the ability to produce a saleable product
•	the ability to sustain ongoing production at a steady or increasing level
•	the mine has reached a level of pre-determined percentage of design capacity
•	mineral recoveries are at or near the expected production level
•	the completion of a reasonable period of testing of the mine plant and equipment

The results of operations of the Company during the periods presented in the Company’s consolidated financial statements have been impacted by management’s determination that its Twangiza Mine had reached the commercial production phase on September 1, 2012. When a mine development project moves into the production stage, the capitalization of certain mine development and construction costs ceases. Subsequent costs are either regarded as forming part of the cost of inventory or expensed. However, any costs relating to mining asset additions or improvements, underground mine development or mineable reserve development are assessed to determine whether capitalization is appropriate.

Provisions and contingencies

The amount recognized as a provision, including legal, contractual, constructive and other exposures or obligations, is the best estimate of the consideration required to settle the related liability, including any related interest charges, taking into account the risks and uncertainties surrounding the obligation. In addition, contingencies will only be resolved when one or more future events occur or fail to occur. Therefore assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company assesses its liabilities and contingencies based upon the best information available, relevant tax laws and other appropriate requirements.

Exploration and evaluation expenditure

The application of the Company’s accounting policy for exploration and evaluation expenditure requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. There are a few circumstances that would warrant a test for impairment, which include: the expiry of the right to explore, substantive expenditure on further exploration is not planned, exploration for and evaluation of the Mineral Resources in the area have not led to discovery of commercially viable quantities, and/or sufficient data exists to show that the carrying amount of the asset is unlikely to be recovered in full from successful development or by sale. If information becomes available suggesting impairment, the amount capitalized is written off in the statement of comprehensive income/loss during the period the new information becomes available.

Banro Corporation
Management’s discussion and analysis for the year ended December 31, 2013

Income taxes

The Company is subject to income taxes in various jurisdictions and subject to various rates and rules of taxation. Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Company recognizes liabilities for anticipated tax audit issues based on the Company’s current understanding of the tax law. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

In addition, the Company has recognized deferred tax assets relating to tax losses carried forward to the extent there is sufficient taxable income relating to the same taxation authority and the same subsidiary against which the unused tax losses can be utilized. However, future realization of the tax losses also depends on the ability of the entity to satisfy certain tests at the time the losses are recouped, including current and future economic conditions, production rates and production costs.

Functional and presentation currency

Judgment is required to determine the functional currency of the parent and its subsidiaries. These judgments are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances.

Newly Applied Accounting Standards

The following new and revised standards and interpretations were adopted as of January 1, 2013:

•	IAS 1, “Presentation of Financial Statements” (amendment);
•	IAS 16, “Property, Plant and Equipment” (amendment);
•	IAS 19, “Employee Benefits” (amendment);
•	IAS 27, “Separate Financial Statements” (amendment);
•	IAS 28, “Investments in Associates and Joint Ventures” (amendment);
•	IAS 32, “Financial Instruments: Presentation” (amendment);
•	IFRIC 20, “Stripping Costs in the Production Phase of a Surface Mine” (new);
•	IFRS 7, “Financial Instruments: Disclosure” (amendment);
•	IFRS 10, “Consolidated Financial Statements” (new);
•	IFRS 11, “Joint Arrangements” (new);
•	IFRS 12, “Disclosure of Interests in Other Entities” (new); and
•	IFRS 13, “Fair Value Measurement” (new).

The adoption of these new and revised standards and interpretations did not have a significant impact on the Company’s consolidated financial statements.

Accounting Standards Issued but Not Yet Effective

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact on the Company:

IFRS 9, Financial instruments (“IFRS 9”) intends to replace IAS 39 Financial Instruments: Recognition and Measurement in its entirety with IFRS 9. IFRS 9 is intended to reduce the complexity for the classification and measurement of financial instruments. The mandatory effective date was previously January 1, 2015 and has since been removed with the effective date to be determined when the remaining phases of IFRS 9 are completed. Once it is complete, the Company will be evaluating the impact the final standard is expected to have on its consolidated financial statements.

Banro Corporation
Management’s discussion and analysis for the year ended December 31, 2013

An amendment to IAS 32, Financial Instruments: presentation (“IAS 32”) was issued by the IASB in December 2011. The amendment clarifies the meaning of ‘currently has a legally enforceable right to set-off’. The amendments to IAS 32 are effective for annual periods beginning on or after January 1, 2014. The Company does not expect the standard to have a material impact its consolidated financial statements.

An amendment to IAS 36, Impairment of Assets (“IAS 36”) was issued by the IASB in May 2013. The amendment reduces the circumstances in which the recoverable amount of assets or cash-generating units are required to be disclosed, clarifies the disclosures required, and introduces an explicit requirement to disclose the discount rate used in determining impairment. The amendments to IAS 36 are effective for annual periods beginning on or after January 1, 2014. The Company does not expect the standard to have a material impact on its consolidated financial statements.

An amendment to IAS 39, Financial Instruments: recognition (“IAS 39”) was issued by the IASB in June 2013. The amendment clarifies that there is no need to discontinue hedge accounting if a hedging derivative is novated, provided certain criteria are met. A novation indicates an event where the original parties to a derivative agree that one or more clearing counterparties replace their original counterparty to become the new counterparty to each of the parties. The amendments to IAS 39 are effective for annual periods beginning on or after January 1, 2014. The Company does not expect the standard to have a material impact on its consolidated financial statements.

In May 2013, IFRS Interpretation Committee (“IFRIC”) published IFRIC Interpretation 21, Levies (“IFRIC 21”), effective for annual periods beginning on or after January 1, 2014. IFRIC 21 provides guidance on when to recognize a liability for a levy imposed by a government. IFRIC 21 identifies the obligating event for the recognition of a liability as the activity that triggers the payment of the levy in accordance with the relevant legislation. The Company is evaluating the impact of this standard on its consolidated financial statements.

Financial Instruments

Fair value of financial assets and liabilities

The Company’s consolidated statements of financial position carrying amounts for cash and cash equivalents, advances and accounts receivable, balances due from related parties, and accounts payable, accrued liabilities, and due to related parties approximate fair value due to their short-term nature.

Fair value hierarchy

The following provides a description of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair values of financial assets and liabilities carried at amortized cost are approximated by their carrying values.

Risks and Uncertainties

The Company is subject to a number of risks and uncertainties that could significantly impact its operations and future prospects. The following discussion pertains to certain principal risks and uncertainties but is not, by its nature, all inclusive.

Banro Corporation
Management’s discussion and analysis for the year ended December 31, 2013

Risk Management Policies

The Company is sensitive to changes in commodity prices and foreign-exchange. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. Although the Company has the ability to address its price-related exposures through the use of options, futures and forward contracts, as at December 31, 2013 it did not enter into such arrangements.

Foreign Currency Risk

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions are denominated in Canadian dollars, Congolese francs and South African rand. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign exchange gains or losses are reflected as a separate component of the consolidated statement of comprehensive income/ (loss). During the years ended December 31, 2013 and 2012, the Company recorded foreign exchange losses of $192 and $143, respectively, due to the variation in the value of the United States dollar relative to the Canadian dollar. The Company does not use derivative instruments to reduce its exposure to foreign currency risk. See Note 26(c) of the Annual Financial Statements for additional details.

Credit Risk

Financial instruments, which are potentially subject to credit risk for the Company, consist primarily of cash and cash equivalents and advances and accounts receivable. Cash and cash equivalents are maintained with several financial institutions of reputable credit and may be redeemed upon demand. Cash and cash equivalents are held in Canada and the DRC. The sale of goods exposes the Company to the risk of non-payment by customers. Banro manages this risk by monitoring the creditworthiness of its customers. It is therefore the Company’s opinion that such credit risk is subject to normal industry risks and is considered minimal.

Any credit risk exposure on cash balances is considered negligible as the Company places deposits only with major established banks in the countries in which it carries on operations.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company attempts to ensure that there is sufficient cash to meet its liabilities when they are due and manages this risk by regularly evaluating its liquid financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner. Temporary surplus funds of the Company are invested in short-term investments. The Company arranges the portfolio so that securities mature approximately when funds are needed. The key to success in managing liquidity is the degree of certainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases. The Company’s liquidity requirements are met through a variety of sources, including cash and cash equivalents, existing credit facilities and capital markets. Excluding long-term debt and two bank loans, all other financial obligations of the Company including bank indebtedness of $491, accounts payable of $65,197, accrued liabilities of $11,291, bank loans of $29,250 and due to related parties of $635 are due within one year.

Market Risk

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign-exchange rates, commodity prices and stock based compensation costs.

Foreign Operations and Political Risk

The Company’s operations in the DRC are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment or loss of part or all of the Company's assets. In recent years, the DRC has experienced two wars and significant political unrest. Operating in the DRC may make it more difficult for the Company to obtain required financing because of the perceived investment risk.

Banro Corporation
Management’s discussion and analysis for the year ended December 31, 2013

Access to Capital Markets and Indebtedness Obligation Risk

In March 2012, the Company closed a $175,000 debt financing, which included the issuance by the Company of $175,000 aggregate principal amount of senior secured Notes with an interest rate of 10% and a maturity date of March 1, 2017. As a result of this financing, together with an additional $53,000 of debt financing carried out during 2013, the Company has a significant amount of indebtedness. The Company’s high level of indebtedness could have important adverse consequences, including: limiting the Company’s ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements; requiring a substantial portion of the Company’s cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes; increasing the Company’s vulnerability to general adverse economic and industry conditions; limiting the Company’s flexibility in planning for and reacting to changes in the industry in which it competes; placing the Company at a disadvantage compared to other, less leveraged competitors; and increasing the cost of borrowing.

Banro’s inability to generate sufficient cash flows to satisfy its debt obligations would materially and adversely affect the Company’s financial position and results of operations. If the Company cannot make scheduled payments on its debt, the Company will be in default and holders of the debt could declare all outstanding principal and interest to be due and payable, and the Company could be forced into bankruptcy or liquidation.

The Indenture under which the Notes were issued contains a number of restrictive covenants that impose significant operating and financial restrictions on the Company and may limit the Company’s ability to engage in acts that may be in its long-term best interest. A breach of the covenants under this indenture could result in an event of default. In the event the Noteholders accelerate the repayment of the Company’s indebtedness, Banro may not have sufficient assets to repay that indebtedness. As a result of these restrictions, Banro may be: limited in how it conducts its business; unable to raise additional debt or equity financing to operate during general economic or business downturns; or unable to compete effectively or to take advantage of new business opportunities. These restrictions may affect the Company’s ability to grow in accordance with its strategy.

Exploration and Development Risk

Certain of the Company's properties are in the exploration or development stage only and have not commenced commercial production. The Company currently does not generate income from properties under exploration and development. The exploration and development of mineral deposits involve significant financial risks over a significant period of time, which even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties which are explored are ultimately developed into producing mines. Major expenditures are required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the Company's exploration or development programs will result in a profitable commercial mining operation.

Mineral Reserve and Mineral Resources Estimates Risk

The Company's Mineral Resources and Mineral Reserves are estimates and no assurances can be given that the indicated levels of gold will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that the resource and reserve estimates for its properties are well established, by their nature resource and reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences, which may ultimately prove unreliable. If such estimates are inaccurate or are reduced in the future, this could have a material adverse impact on the Company. In addition, there can be no assurance that gold recoveries or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Environmental, Health and Safety Risk

The Company’s mining operation, exploration and development activities are subject to extensive laws and regulations governing the protection of the environment, waste disposal, worker safety and other related hazards and risks normally incident to gold mining operations, exploration and development, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage. A breach of such laws and regulations may result in significant fines and penalties. The Company intends to fully comply with all environmental and safety regulation applicable in the DRC and comply with prudent international standards.

Banro Corporation
Management’s discussion and analysis for the year ended December 31, 2013

Commodity Price Risk

The price of gold has fluctuated widely. The future direction of the price of gold will depend on numerous factors beyond the Company's control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of gold, and therefore on the economic viability of the Company's properties, cannot accurately be predicted. To date the Company has not adopted specific strategies for controlling the impact of fluctuations in the price of gold.

Reference is made to the Company's annual information form dated March 29, 2014 for additional risk factor disclosure (a copy of such document can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov).

Outstanding Share Data

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series. As at March 29, 2014, the Company had outstanding 252,101 common shares, 116 series A preference shares, 1,200 series B preference shares, stock options to purchase an aggregate of 15,372 common shares, 8,400 warrants (with each such warrant entitling the holder to purchase one common share of the Company at a price of $6.65 until March 1, 2017), and 735 broker warrants (with each such broker warrant entitling the holder to purchase one common share of the Company at a price of Cdn$3.25 until February 24, 2015). Reference is also made to the Private Placement completed in February 2014 as referred to under “Liquidity and Capital Resources” above, pursuant to which preferred shares of two subsidiaries of the Company were issued.  At the option of the holders of such preferred shares and at any time before the maturity date of such preferred shares of June 1, 2017, the holders are entitled to exchange their preferred shares into 55,525 common shares of the Company at a strike price of $0.7204 per common share.

Disclosure Controls and Procedures

Management is responsible for establishing and maintaining adequate internal controls over disclosure controls and procedures, as defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators and Rules 13a-15(e) and Rule 15d-15(e) under the United States Exchange Act of 1934, as amended. Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. As at December 31, 2013, management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by Canadian securities laws. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of December 31, 2013, the disclosure controls and procedures were adequately designed and effective in ensuring that information required to be disclosed by the Company it files or submits under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Internal Control Over Financial Reporting

Internal controls have been designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. As at December 31, 2013, the Company’s Chief Executive Officer and Chief Financial Officer evaluated or caused to be evaluated under their supervision the effectiveness of the Company’s internal control over financial reporting. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework of 1992. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of December 31, 2013, the Company’s internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Banro Corporation
Management’s discussion and analysis for the year ended December 31, 2013

The Company is required under Canadian securities laws to disclose herein any change in the Company’s internal control over financial reporting that occurred during the Company’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. There were no changes in the Company’s internal control over financial reporting during the year ended December 31, 2013, that management believes have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

It should be noted that a control system, including the Company’s disclosure controls and procedures system and internal control over financial reporting system, no matter how well conceived, can provide only reasonable, but not absolute, assurance that the objective of the control system will be met and it should not be expected that the Company’s disclosure controls and procedures system and internal control over financial reporting will prevent or detect all reporting deficiencies whether caused by either error or fraud.

NON-IFRS MEASURES

Management uses cash cost to monitor financial performance and provide additional information to investors and analysts. Cash cost does not have a standard definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. As cash cost does not have a standardized meaning, it may not be comparable to similar measures provided by other companies. However, the methodology used by the Company to determine cash cost per ounce is based on a standard developed by the Gold Institute, which was an association which included gold mining organizations, amongst others, from around the world.

The Company defines cash cost, as recommended by the Gold Institute standard, as all direct costs that the Company incurs relating to mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, less depreciation, depletion and royalties. Cash cost per ounce is determined on a production basis.

The Company defines all-in sustaining costs as all direct costs that the Company incurs relating to mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, less depreciation, depletion and royalties plus all sustaining capital costs (excluding exploration). All-in sustaining cost per ounce is determined on a production basis.

The Company defines gold margin as the difference between the cash cost per ounce disclosed and the spot price per ounce of gold at close of the reporting period.

Cash cost	2013	2012	Q4 2013	Q4 2012	Q3 2013	Q2 2013	Q1 2013
	($000's)	($000's)	($000's)	($000's)	($000's)	($000's)	($000's)
Mine operating expenses	91,739	30,196	23,661	22,206	23,912	21,951	22,215
Less: Depletion and depreciation	(25,552)	(8,057)	(6,282)	(5,619)	(6,844)	(6,686)	(5,740)
Total cash costs	66,187	22,139	17,379	16,587	17,068	15,265	16,475
Gold production (oz)	82,591	25,185	22,858	19,750	20,784	19,347	19,602
Cash cost per ounce ($/oz)	801	879	760	840	821	789	840

All-in sustaining cost	2013	2012	Q4 2013	Q4 2012	Q3 2013	Q2 2013	Q1 2013
	($000's)	($000's)	($000's)	($000's)	($000's)	($000's)	($000's)
Mine operating expenses	91,739	30,196	23,661	22,206	23,912	21,951	22,215
Less: Depletion and depreciation	(25,552)	(8,057)	(6,282)	(5,619)	(6,844)	(6,686)	(5,740)
Total cash costs	66,187	22,139	17,379	16,587	17,068	15,265	16,475
Sustaining capital	18,586	8,320	1,838	6,601	4,950	5,738	5,889
All-in sustaining costs	84,773	30,459	19,217	23,188	22,018	21,003	22,364
Gold production (oz)	82,591	25,185	22,858	19,750	20,784	19,347	19,602
All-in sustaining cost per ounce ($/oz)	1,026	1,209	841	1,174	1,059	1,086	1,141

Banro Corporation
Management’s discussion and analysis for the year ended December 31, 2013

Cautionary Note to U.S. Investors Regarding Reserve and Resource Estimates

This MD&A, has been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Without limiting the foregoing, this MD&A uses the terms "measured", "indicated" and "inferred" resources. U.S. investors are advised that, while such terms are recognized and required by Canadian securities laws, the U.S. Securities and Exchange Commission (the "SEC") does not recognize them. Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, "inferred resources" have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the "inferred resources" will ever be upgraded to a higher category. Therefore, U.S. investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations, however, the SEC normally only permits issuers to report mineral deposits that do not constitute "reserves" as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this MD&A, may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in this MD&A have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ significantly from the requirements of the SEC, and reserve and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies. One consequence of these differences is that "reserves" calculated in accordance with Canadian standards may not be "reserves" under the SEC standards.

U.S. investors are urged to consider closely the disclosure in the Company's Form 40-F Annual Report (File No. 001-32399), which may be secured from the Company, or from the SEC's website at http://www.sec.gov

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